Exhibit 99.2

Dated as of January 1, 2017

BELL CANADA

and

BCE INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA/
SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA
Trustee

SEVENTH SUPPLEMENTAL
TRUST INDENTURE

THIS SEVENTH SUPPLEMENTAL TRUST INDENTURE made as of January 1, 2017

BETWEEN	BELL CANADA, a corporation incorporated under the laws of Canada, herein called the "Corporation"

– and –

BCE INC., a corporation incorporated under the laws of Canada, herein called the "Guarantor"

– and –

COMPUTERSHARE TRUST COMPANY OF CANADA/ SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA, a corporation governed by the Trust and Loan Companies Act (Canada), herein called "Trustee"

     WHEREAS the Corporation currently has subordinated debentures, Series 1 and Series 2 issued and outstanding pursuant to a trust indenture between Bell Canada and the Trustee dated as of April 17, 1996, as from time to time supplemented, modified or changed (the "Original Trust Indenture");

     AND WHEREAS by a Sixth Supplemental Indenture to the Original Trust Indenture dated February 1, 2007, the Guarantor provided a guarantee of Bell Canada’s payment obligations under the Original Trust Indenture;

     AND WHEREAS effective January l, 2017, Bell Canada amalgamated with its wholly-owned direct and indirect subsidiaries listed in Schedule A hereof pursuant to the provisions of the Canada Business Corporations Act with the result that the Corporation became Bell Canada’s successor;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, of sections 8.01 and l0.01(d) thereof, it is desirable that the Corporation enter into and execute this Seventh Supplemental Trust Indenture in favour of the Trustee to confirm the covenants and obligations of the Corporation.

NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE ONE

Interpretation

SECTION 1.01.     Part of Original Trust Indenture. The Original Trust Indenture is a part of this Seventh Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Seventh Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expression in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Seventh Supplemental Trust Indenture, shall apply to and have effect in connection with this Seventh Supplemental Trust Indenture.

ARTICLE TWO

Covenants of the Corporation

     SECTION 2.01.     Confirmation of Covenants. The Corporation hereby expressly covenants:

(1) To pay punctually when due the principal moneys, premium, if any, interest and other moneys payable under the Original Trust Indenture;

(2) To perform and observe punctually all the obligations of Bell Canada under the Original Trust Indenture and under and in respect of all outstanding Debentures; and

(3) To observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell Canada contained in the Original Trust Indenture as fully and completely as if it had itself executed the Original Trust Indenture as Party of the First Part to the Original Trust Indenture and had expressly agreed therein to observe and perform the same.

ARTICLE THREE

Guarantee

     SECTION 3.01.     Confirmation of Guarantee. The Guarantor agrees that the Guarantee provided by the Guarantor pursuant to the Sixth Supplemental Indenture to the Original Trust Indenture:

(1) Remains enforceable against it in accordance with its terms; and

(2) Continues to guarantee the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise of all of the Guaranteed Obligations.

ARTICLE FOUR

Execution

     SECTION 4.01.     Counterparts and Formal Date. This Seventh Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of January 1, 2017.

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     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under the hands of their proper officers in that behalf.

BELL CANADA
By:	(Signed) Paul Stinis
Paul Stinis Senior Vice-President and Treasurer

BCE INC.
By:	(Signed) Paul Stinis
Paul Stinis Senior Vice-President and Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA / SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA

By:	(Signed) Ana Kamami
Ana Kamami Associate Trust Officer

By:	(Signed) Nathalie Gagnon
Nathalie Gagnon Corporate Trust Officer

SCHEDULE A

LIST OF AMALGAMATING SUBSIDIARIES

1.   Q9 Holdings Inc.
2.   Q9 Networks Inc. / Les Réseaux Q9 Inc.
3.   Q9 Networks Fibre Holdings Inc.
4.   Q9 Networks Pacific Holdings Inc.
5.   Q9 Networks Property Holdings Inc.
6.   O.N. Tel Inc.
7.   4333063 Canada Inc.
8.   Allison Blvd. Holdings Ltd.
9.   Fredericton Business Park Holdings I Ltd.